

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Caroline Litchfield
Executive Vice President and Chief Financial Officer
Merck & Co., Inc.
134 East Lincoln Ave.
Rahway, NJ 07065

> **Re: Merck & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 1-06571**

Dear Caroline Litchfield:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences